Dogness (International) Corporation

Tongsha Industrial Estate s East District s

Dongguan, Guangdong s People’s Republic of China s Phone: +86-769-88753300

August 2, 2017

Jay E. Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Dogness (International) Corporation

Draft Registration Statement on Form F-1

Confidentially Submitted May 30, 2017

CIK No. 1707303

Dear Mr. Ingram:

In response to the comments set forth in your letter dated June 23, 2017, we are writing to supply additional information and to indicate the changes we have made in the enclosed Amendment No. 1 to the captioned Draft Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Amendment compared against the Draft Registration Statement for your review.

In addition to the changes noted in this letter, we wish to draw your attention to the fact that we have changed the offering from a firm commitment offering into a minimum/maximum best efforts offering, with differing compensation rates for investors introduced by the underwriter (6%) and us (3%) and a lower warrant coverage rate (reduced from 7% to 5%).

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

We acknowledge the comment and confirm that we will provide copies of all written communications, as defined in Rule 405 under the Securities Act, in the event we, or anyone authorized to do so on our behalf, presents such materials to potential investors in reliance on section 5(d) of the Securities Act. As of the date of this submission, we have not provided any such written communications to potential investors.

2.	Please revise to clearly state your election under Section 107(b) of the JOBS Act. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your

Jay E. Ingram, Legal Branch Chief

August 2, 2017

financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We have revised to clearly state our election under Section 107(b) of the JOBS Act. In addition to the empty checkbox on the cover page of the Draft Registration Statement (reprinted below), we have added additional disclosure in the prospectus and an additional risk factor to reflect that we are using the extended transition period.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Under the heading “Implications of Being an Emerging Growth Company” on page 5 of the Amendment, we have added the following paragraph to the end of the discussion.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

We have added the following paragraph to our critical accounting policies on page 64:

JOBS Act Extended Transition Period for New or Revised Accounting Standards

The JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period as long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

We have added in the new risk factors explaining that the selection allows us to delay adoption of new or revised accounting standards. The new risk factor may be found on page 29 and reads as follows:

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our Class A Common Shares. We cannot predict if investors will find our Class A Common Shares less attractive because we plan to rely on this exemption. If some investors

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

find our Class A Common Shares less attractive as a result, there may be a less active trading market for our Class A Common Shares and our share price may be more volatile.

3.	You disclose that you had three customers that accounted for ten percent or more of revenues during each of the years ended June 30, 2016 and 2015. We also note that you had two and four customers that accounted for ten percent or more of revenues during the six months ended December 31, 2016 and 2015, respectively. Please enhance your disclosures to name each significant customer as required by Item 101(c)(1)(vii) of Regulation S-K.

We have revised the disclosure to name each of the significant customers described above. The new disclosure may be found on pages 16-17 and reads as follows:

During the years ended June 30, 2016 and 2015, respectively, we had three and three customers that accounted for 10% or more of our revenues. During the six months ended December 31, 2016 and 2015, respectively, we had two and four customers that accounted for 10% or more of our revenues. ~~If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.~~

Customer Name	Six Months Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2016	Year Ended June 30, 2015
PETCO	27%	15%	15%	*
Doskocial MFG	*	20%	15%	21%
Dongguan Dingxin Trading Co.	*	15%	13%	16%
Dongguan Silk Import and Export Co.	19%	*	*	11%
Simplyshe Inc.	*	10%	*	*

* Less than 10% of revenue for the period.

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

4.	We note that you are a holding company whose primary business operations are conducted through your subsidiaries in the PRC and Hong Kong. Given the disclosures on pages 22, 50 and 58, which identify potential restrictions on your subsidiaries’ ability to pay dividends, please tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

The Company respectfully notes the Staff’s comment and advises the Staff that Rule 5-04 of Regulation S-X requires disclosure of a financial statement schedule containing condensed financial information for the parent company (as prescribed in Rule 12-04 of Regulation S-X) when the restricted net assets (as defined by Rule 4-08(e)(3) of Regulation S-X) of consolidated subsidiaries exceed 25% of consolidated net assets, as of the end of the most recently completed fiscal year. As such, we determined that the disclosure of a schedule containing parent-only financial information was not required, as each of the Company’s subsidiaries' net assets subject to restrictions under Rule 4-08(e)(3) of Regulation S-X were only $21,817 as of June 30, 2016 (the amount is equivalent to the statutory reserve balance of the Company), which was less than 25% of the Company’s consolidated net assets.

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

Prospectus Summary, page 1

5.	Please provide a materially complete description of your collaboration with the China Aerospace Science and Technology Corporation and Telenor.

We acknowledge the comment and have included a materially complete description of our collaboration with Aerospace Innotech Co., Ltd (a subsidiary of China Aerospace Science and Technology Corporation) and Telenor Group in the prospectus summary on page 4, which reads as follows:

• Strong research and development. We have cooperated with ~~China Aerospace Science and Technology CorporationAerospace~~ Innotech Co., Ltd and ~~Telenor~~ Hangsheng Duonisi Shenzhen Smart Technology Co., Ltd to develop our new line of smart collars, which we are working to bring to market. Aerospace Innotech has designed the Dogness application used in our C2 and H2 products and is in charge of smart software and hardware solutions research and development, given its expertise in IoT development. Hangsheng Duonisi works with Telenor Group to provide efficient and global telecommunication service, which is vital in ensuring effective communication between the smart collar and owner’s smart phone.

Corporate Structure, page 5

6.	It is not clear why you have separated HK Jiasheng from the linear presentation on page 6 since it appears that HK Jiasheng is operating as one of your 100% owned subsidiaries. In addition, please explain what it means to be a “private company limited by shares,” as that phrase is used on page 65.

The separation of HK Jiasheng in the organizational chart was undertaken solely for spacing and was not intended to suggest that it was different from HK Dogness, another 100% subsidiary also established in Hong Kong. As a result, we have revised the chart, a copy of which may be found below and on pages 6, 68 and Exhibit 8.1:

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

We have revised the disclosure regarding HK Dogness and HK Jiasheng’s status as private companies limited by shares to explain the meaning of the term. Because the discussion regarding HK Jiasheng directly follows that regarding HK Dogness, we have added the definition only to the first reference on page 67:

Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) was incorporated in Hong Kong on March 10, 2009 as a private company limited by shares. In a private company limited by shares—which is the most common way to establish a limited company in Hong Kong—the liability of members is limited by the articles of association to the amount unpaid on the shares held by such members. By comparison, in a company limited by guarantee, no share capital is required and member liability is limited by the articles of association to the amount that the members respectively undertake to contribute in the event the company is wound up; this type of limited company is more common for non-profit organizations.

Risk Factors, page 11

Our Company has negative working capital and requires additional funding to operate and grow, page 15

7.	We note your disclosure here and elsewhere that Mr. Chen has made capital contributions to the company in the past. We further note that Mr. Chen has committed to provide personal loans whenever necessary for the next twelve months and that you maintain collateral agreements with him and others for outstanding loans. It is not clear why you have not filed these agreements as material contracts under Item 601(b) of Regulation S-K. Please advise.

The promise to make capital contributions to the company whenever necessary for the next 12 months is filed as Exhibit 4.4, and the loans previously extended to the company have been filed as Exhibits 4.5 and 4.6.

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

The loss of any of our key customers…, page 16

8.	In light of the fact that you have three customers that account for 10% or more of your revenues and that you appear to be reliant on a single supplier, as disclosed in the two risk factors on page 16, please file the agreements with these entities as exhibits under Item 601(b)(10) of Regulation S-K.

We have amended the exhibit index to reflect that we will file as Exhibits 4.7 through 4.11 the agreements for the three customers that account for 10% or more of our revenues and as Exhibits 4.12 and 4.13 the agreements for the suppliers upon which we are reliant.

Operating and Financial Review and Prospects, page 43

General

9.	You disclose on page 122 that appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar may affect your financial results reported in U.S. dollar terms without giving effect to any underlying change in your business or results of operations. As such, please enhance your discussion of results of operations to separately quantify during each period presented the amount of changes in revenues and expenses due to foreign currency translations.

We have enhanced our discussion of results of operations to separately quantify during each period presented the amount of changes in revenues and expenses due to foreign currency translations. The new disclosure may be found on page 124 and reads as follows:

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 0.8% against the U.S. dollar in fiscal year 2015 and depreciated by 3.9% in fiscal year 2016. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Six Months Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2016	Year Ended June 30, 2015
Impact on revenue	$(251,796)	$(165,376)	$(488,899)	$(28,951)
Impact on operating expenses	(33,179)	(22,705)	(58,182)	(2,755)
Impact on net income	(52,939)	(35,422)	(105,813)	(7,159)

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, and our offering proceeds will be denominated in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Common Shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

10.	We note that the quantity of your product sold decreased by 24.3% during the six months ended December 31, 2016 compared to the prior year period and by 9.3% for the year ended June 30, 2016 compared to 2015. Please enhance your disclosures to more fully address the reasons for the quantity declines.

We revised our description of the decrease in quantity of product sold on page 11, with new disclosure that reads as follows:

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

While total revenues increased, ~~On the other hand,~~ the quantity of product sold has decreased by 24.3% during the six months ended December 31, 2016 compared to the prior year period, due to decreased sales of weaving ribbon due to low gross profit margin, and decreased sales of lanyards, offset by the increased sales of dog leash, retractable leash and pet harness products. The quantity of products sold decreased by 9.3% for the year ended June 30, 2016 compared to 2015, due to decreased sales of weaving ribbon due to low gross profit margin, offset by the increased sales of dog collar, retractable leash and pet harness products. These decreased orders were largely as a result of our decision to focus our sales efforts on our higher margin products. In the absence of concerted focus marketing resources on our lower margin products, customer demand decreased materially.

Result of Operations for the Six Months Ended December 31, 2016 and 2015, page 45

11.	You disclose on page 50 that other income was $224,868 for the six months ended December 31, 2016 and $324,329 for the six months ended December 31, 2015. Given the decrease in other income, as well as the decrease in foreign currency exchange gains included in other income, it is not clear why you disclose “the significant increase is attributed to the favorable USD, Euro and other exchange rates against RMB in 2016.” Please revise your disclosure accordingly.

We revised our description of the foreign currency exchange gains included in other income on page 52, with new disclosure that reads as follows:

Other income primarily included foreign exchange gain. We sell significant portion of our products to the United States, Europe, Japan and other countries and received significant amount of foreign currencies. Other income was $224,868 in six months ended December 31, 2016 and $324,329 in six months ended December 31, 2015, including $144,953 and $299,602 foreign currency exchange gain, respectively. The foreign currency exchange gain was the result of the favorable USD, Euro and other exchange rates against RMB in 2016 and 2015 on our foreign currency dominated account receivables. The decrease in foreign currency exchange gain for the six months ended December 31, 2016 was mainly due to quick accounts receivable turnover during the six months ended December 31, 2016 and resulted in a reduced foreign currency dominated accounts receivables balance as of December 31, 2016.

Loan Facilities, page 52

12.	Please revise your registration statement to provide an update on the current state of the $287,942 loan from China Industrial and Commerce Bank.

As noted on page F-33 of the financial statements, the China Industrial and Commerce Bank (“ICBC”) loan was repaid in full on May 16, 2017. We have added additional disclosure on page 55 under “Loan Facilities” to reflect this repayment in full. The new disclosure follows the first paragraph after the loan table and reads as follows:

The short-term bank loan of $287,942 from China Industrial and Commerce Bank was to mature on May 23, 2017. We repaid this loan in full prior to maturity on May 16, 2017. Subsequently, on May 16, 2017, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 1.8 million (equivalent to $270,000) as working capital for one year with due date on May 16, 2018. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 222.5 basis points. The effective rate was 6.525% per annum.

Results of Operations for the Years Ended June 30, 2016 and 2015, page 54

13.	We note that the gross profit margin for pet harnesses, per the table on page 56, decreased from 33.1% in 2015 to 30.9% in 2016. As such, please revise the variance in gross profit margin column to indicate that the gross profit margin for pet harnesses decreased by 2.2%, as opposed to your current presentation which indicates gross profit margin increased by 2.2%.

We acknowledge the comment and have revised the gross profit margin for pet harnesses change from 2015 to 2016 to indicate a decrease by 2.2%. The revised line item reads as follows:

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

Pet harnesses	857,613	30.9%	838,893	33.1%	18,720	-2.2%

Geographic Distribution of Revenues, page 86

14.	Please revise your disclosure here to remove the statement “[a]ll amounts are presented in thousands of U.S. dollars,” when financial figures are being presented in actual dollar amounts.

We acknowledge the comment and have revised the contractual obligation table on page 63 and the Geographic Distribution of Revenues paragraph to state that all amounts are presented in US dollars, rather than thousands of US dollars. The revised disclosure reads as follows:

Page 63:

(in ~~thousands of~~ U.S. Dollars)

Page 88:

Although the vast majority of our customers are in the United States, we sell our products around the world. Following is a summary of our total revenues by geographic market for our last two fiscal years. All amounts are presented in ~~thousands of~~ U.S. dollars. All revenues reflect sales of our collar, leash and lanyard products, as we have not yet commenced sales of our smart collar products.

Research and Development, page 89

15.	Please file as exhibits to this registration statement any material agreements entered into with Aerospace Innotech, Telenor, and Dongguan University of Technology. Refer to Item 601 of Regulation S-K.

We have filed the agreements entered into between the company and Aerospace Innotech, Hangsheng Duonisi, and Dongguan University of Technology. The referenced exhibits may be found at Exhibits 4.14 through 4.16. We respectfully note that the company’s cooperation with Telenor is carried out through the company’s direct cooperation with Hangsheng Duonisi, and the company does not have a direct agreement with Telenor. We have revised discussion throughout the registration statement to reflect the nature of such cooperation.

16.	We note your disclosure that you are entitled to favorable tax rates due to your certification as a National High Tech Enterprise by the State Intellectual Property Office. Please include a risk factor discussing the potential effects upon the company of losing such certification or status.

We have revised to include a risk factor that discusses the potential effects on the company of losing the certification or status. The new risk factor is located on page 26 and reads as follows:

If we were to lose our certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In October 2015, Dongguan Jiasheng was approved as a National High Tech Enterprise. This certification entitles Dongguan Jiasheng to favorable tax rates of 15%, rather than the unified rate of 25% that Dongguan Jiasheng would pay if it was not so certified. For the years ended June 30, 2016 and 2015 and the six months ended December 31, 2016 and 2015, total taxes payable by Dongguan Jiasheng would have increased by $368,102, $928,000, $205,520 and $171,993, respectively if Dongguan Jiasheng was not certified as a National High Tech Enterprise. In the event Dongguan Jiasheng were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

Intellectual Property, page 90

17.	We note your disclosure that you have entered into an exclusive licensing agreement with Mr. Chen for the use of patents that were issued to Mr. Chen. Please file any patent license agreements between the company and your officers, directors or shareholders, as required by Item 601(b)(10)(ii)(B) of Regulation S-K.

We have filed as Exhibit 4.17 a summary translation of the agreement between Mr. Chen and the company related to the use of patents that were initially issued to Mr. Chen.

Description of Property, page 98

18.	We note your statement on page 99 that you plan to undertake certain property-related projects “roughly three months” after the conclusion of this offering. We also note, on page 35, that you plan to remit proceeds from this offering to your Chinese subsidiaries, which may take longer than 90 days. Please revise here and elsewhere, where appropriate, to state that such projects may be delayed if the remittance process is delayed.

We have revised the disclosure to reflect that any plans that are reliant on receipt of IPO proceeds may be delayed if repatriation of funds takes longer than expected. The revised disclosure may be found on page 101 and reads as follows:

We plan to devote approximately $10 million of the proceeds from this offering to upgrade our existing properties. We expect to spend approximately $6 million to purchase our factory, which we currently lease from a third party. We expect to spend approximately $4 million on industrial machines to increase our production capacity to approximately 12 million pieces per year, including up to 1 million smart collars and harnesses, assuming customer demand. We plan to begin such projects roughly three months after we complete the offering and receive proceeds in China and expect the projects will take between 15 and 18 months to complete. We cannot assure you that we will be able to complete these government registrations or obtain the relevant approvals on a timely basis, if at all. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed, delaying commencement and completion of such projects. If we are unable to complete this offering, then we may be unable to undertake these projects unless we are able to obtain an equivalent amount of financing from other sources, including operating income, private financing or commercial loans. We cannot guarantee that such sources of capital will be available to us on acceptable terms, if at all.

In addition, we have revised the following paragraph under “Use of Proceeds” on page 36:

We cannot assure you that we will be able to complete these government registrations or obtain the relevant approvals on a timely basis, if at all. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed. We have not yet initiated the process of remitting money to China using either method but will begin to do so promptly upon completion of this offering. While we anticipate we will begin to upgrade our factory building approximately three months after completion of this offering and will complete such upgrades between 15 and 18 months after commencement, this anticipation is based on timely remittance of IPO proceeds so that we can use such funds in China; any delay in the remittance process would set back commencement and completion of such project accordingly. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make parent/subsidiary loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Board Committees, page 103

19.	We note your statement that a compensation committee has been set up to make recommendations to the board of directors “regarding [your] compensation policies for [your] officers and all forms of compensation, and also administers and has authority to make grants under [your] incentive compensation plans and

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

equity-based plans.” We also note, on page 107, your statement that “[you] currently do not have a compensation committee approving [your] salary and benefit policies.” Please clarify the role of the compensation committee and its authority and limitations with respect to making recommendations and approving all forms of executive compensation.

We have revised to reflect that the recently-established compensation committee has the authority to set compensation policies for officers, administer and make grants under the incentive plans and equity-based plans. We have revised the disclosure on page 109 to reflect this fact. The revised disclosure reads as follows:

~~We currently do not have a~~ We have recently established a compensation committee, which is responsible for approving our salary and benefit policies. ~~Our~~ Prior to establishment of the compensation committee, our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. ~~Each~~ In the future, each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Neither our ~~Our~~ board of directors nor our compensation committee has ~~not~~ adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The ~~board of directors~~ compensation committee will make an independent evaluation of appropriate compensation to key employees, with input from management. The ~~board of directors~~ compensation committee has oversight of executive compensation plans, policies and programs.

Summary Compensation Table, page 107

20.	Please revise the table to include the pension insurance that was paid for Mr. Chen in 2015 and 2016.

We have revised the compensation table to reflect pension insurance paid for Mr. Chen in 2015 and 2016. The revised table reads as follows:

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	All Other Compensation	Total
Silong Chen(1)	2016	$9,910	-	-	$595	$	~~9,910~~ 10,505
Chief Executive Officer	2015	10,396	-	-	700		~~10,396~~ 11,096

Yunhao Chen(2)	2016	-	-	-	-		-
Chief Financial Officer	2015	-	-	-	-		-

Employment Agreements, page 107

Silong Chen, page 108

21.	We note your statement that you plan to enter into a written employment agreement with Mr. Chen upon the completion of this offering. We also note that exhibit 4.1 Employment Agreement with Mr. Silong Chen is dated May 28, 2017. Please revise your disclosure to correct or explain any inconsistencies.

We have revised our disclosure to accurately reflect that the written employment agreement was entered on May 28, 2017. The corrected disclosure is on page 110 and reads as follows:

Prior to commencing our initial public offering, we did not have a written employment agreement with our Chief Executive Officer, Mr. Silong Chen, who substantially controlled the operations of our business. ~~We plan to enter~~ On May 28, 2017, we entered a written employment agreement with Mr. Chen ~~that will commence at the completion of this offering~~.

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

Under the terms of Mr. Chen’s employment agreement, he ~~will be~~ is entitled to base compensation of $10,000 per month. Mr. Chen will receive options to purchase 360,000 Class A Common Shares for a purchase price of $1.50 per share, which options will vest monthly at a rate of 10,000 per month for the next three years following the completion of this offering, with the first tranche vesting one month after completion of this offering.

Mr. Chen’s employment agreement ~~will have~~  has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Description of Share Capital, page 113

22.	We note your statement that “[a]ll of our Common Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.” It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

We have revised the referenced statement as requested to reflect the attribution to counsel. The amended language reads as follows:

Upon the completion of this offering, we will have [•] Common Shares issued and outstanding if the underwriters do not exercise their overallotment option or up to [•] Common Shares issued and outstanding if the underwriters exercise their overallotment option in full. ~~All~~ In the opinion of our BVI legal counsel, Kaufman & Canoles, P.C., all of our Common Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Incentive Security Pool, page 113

23.	We note your disclosure that you have granted options to purchase an aggregate of 480,000 Class A Common Share at an exercisable price of $1.50 that vest within two or three years. We also note, on page 123, your statement that as of the date of this prospectus you have not issued any options to purchase your Common Shares. Please revise here and elsewhere to correct or explain any inconsistencies.

As such options were granted in connection with the entrance into employment agreements for the chief executive officer and chief financial officer on May 28, 2017, we have revised the disclosure on page 126 to reflect that the company has issued options exercisable to purchase an aggregate of 480,000 Class A Common Shares at an exercise price of $1.50 per share. The revised language reads as follows:

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register up to [•] of our Class A Common Shares subject to outstanding stock options or reserved for issuance under our share incentive plan, such amount being equal to [•]% of the number of Common Shares issued and outstanding after the closing of the offering. This registration will permit the resale of these Common Shares by nonaffiliates in the public market without restriction under the Securities Act. Class A Common Shares registered pursuant to the Form S-8 held by affiliates will be subject to Rule 144 volume limitations. As of the date of this Prospectus, we have ~~not issued any~~ issued options to purchase 480,000 of our Class A Common Shares. Such options vest within two or three years after grant and are exercisable at a purchase price of $1.50 per share.

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

Lock-up Agreements, page 124

24.	Please file a copy of the form of lock-up agreement as an exhibit to your registration statement.

We have attached as Exhibit 4.18 a copy of the form of lock-up agreement to be entered into in connection with the closing of the offering.

Underwriting, page 132

25.	Please explain whether or not there is a relationship between the transfer agent and Spartan Securities Group, Ltd. We note the address provided in the first paragraph of this section is the same as the address given for the transfer agent on page 9.

We confirm that both the transfer agent and the underwriter are owned by the same holding company, Connect X Capital Markets LLC. Accordingly, we have revised the disclosure on pages 9, 116 and 135 to reflect this relationship. The revised disclosure reads as follows:

Transfer Agent:	Island Capital Management, LLC, doing business as “Island Stock Transfer”, 15500 Roosevelt Boulevard, Suite 301, Clearwater, FL 33760. Island Stock Transfer is affiliated with Spartan Securities Group, Ltd., as both entities are owned by the same holding company, Connect X Capital Markets LLC.

Transfer agent and registrar

The transfer agent and registrar for the Class A Common Shares is Island Capital Management, LLC, doing business as “Island Stock Transfer”, 15500 Roosevelt Boulevard, Suite 301, Clearwater, FL 33760. Island Stock Transfer is affiliated with Spartan Securities Group, Ltd., as both entities are owned by the same holding company, Connect X Capital Markets LLC.

We have entered into an Underwriting Agreement with Spartan Securities Group, Ltd., as representative of the underwriters named below (the “Representative”), with respect to the Shares subject to this offering. The address of the Representative is 15500 Roosevelt Blvd., Suite 303, St. Petersburg, Florida 33760. The representative is affiliated with our transfer agent, Island Capital Management, LLC, doing business as “Island Stock Transfer”, as both entities are owned by the same holding company, Connect X Capital Markets LLC.

Financial Statements for the Year Ended June 20, 2016

General

26.	Please provide the disclosures required by ASC 280-10-50-21. These should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Please also provide in the notes to your annual and interim financial statements the disclosures required by ASC 280-10-50-40 regarding products lines and ASC 280-10-50-41 regarding geographic areas.

In response to the Staff’s comment, the Company included the following disclosure:

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Jay E. Ingram, Legal Branch Chief

August 2, 2017

Page F-19:

NOTE 12 - SEGMENT INFORMATION AND REVENUE ANALYSIS

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company has one reporting segment. The Company designs and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Geographic information

The summary of our total revenues by geographic market for years ended June 30, 2016 and 2015 was as follows:

	For the Years ended June 30,
	2016	2015
Country and Region	Revenue	Revenue
United States	$8,013,472	$7,465,522
Europe	2,022,710	1,865,856
Australia	107,461	54,331
Canada	233,461	14,494
Central and South America	356,434	80,457
Japan and other Asian countries and regions	1,983,897	915,609
China	3,377,457	5,076,306
Total	$16,094,892	$15,472,575

Revenue by product categories

The summary of our total revenues by our product categories for years ended June 30, 2016 and 2015 was as follows:

	For the year ended June 30, 2016	For the year ended June 30, 2015
Product category	Revenue USD	Revenue USD
Pet leashes	$4,444,609	$5,787,475
Pet collars	5,408,803	4,910,375
Pet harnesses	2,776,354	2,535,972
Retractable dog leashes	1,318,640	1,025,940
Other pet accessories	1,226,905	364,362
Gift suspender	919,581	848,451
Total	$16,094,892	$15,472,575

13

Jay E. Ingram, Legal Branch Chief

August 2, 2017

Page F-36:

NOTE 12 - SEGMENT INFORMATION AND REVENUE ANALYSIS

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company has one reporting segment. The Company designs and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Geographic information

The summary of our total revenues by geographic market for the six months ended December 31, 2016 and 2015 was as follows:

	For the six months ended December 31, 2016	For the six months ended December 31, 2015
Country and Region	Revenue	Revenue
United States	$4,585,983	$3,588,936
Europe	1,069,084	702,497
Australia	83,123	282,202
Canada	101,199	182,370
Central and South America	354,893	98,669
Japan and other Asian countries and regions	398,752	459,578
China	2,343,733	1,662,586
Total	$8,936,767	$6,976,837

Revenue by product categories

The summary of our total revenues by our product categories for the six months ended December 31, 2016 and 2015 was as follows:

	For the six months ended December 31, 2016	For the six months ended December 31, 2015
Product category	Revenue	Revenue
Pet leashes	$2,027,885	$1,872,627
Pet collars	3,539,362	2,189,109
Pet harnesses	733,426	886,960
Retractable dog leashes	608,830	418,666
Other pet accessories	966,210	645,925
Gift suspender	1,061,054	963,550
Total	$$8,936,767	$6,976,837

Note 11 – Equity, page F-19

27.	Please enhance your disclosures to clarify how the amount allocated to the statutory reserve was determined during each period presented, including the reason why no amount was allocated during the year ended June 30, 2016.

In response to the Staff’s comment, the Company revised the disclosure on Page F-19 as follows:

14

Jay E. Ingram, Legal Branch Chief

August 2, 2017

Statutory reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $Nil and $11,329 to statutory reserves during the years ended June 30, 2016 and 2015, respectively in accordance with PRC GAAP, because all the profits the Company earned for the year ended June 30, 2016 were in Hong Kong, which does not have the statutory reserve requirement. The restricted amounts as determined by the PRC statutory laws totaled $21,817 and $21,817 as of June 30, 2016 and 2015, respectively.

Note 12 – Subsequent Events, page F-19

28.	Please enhance your disclosure here and on page F-35 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

The Company respectfully submits that management has considered subsequent events through May 30, 2017, which was the date the consolidated financial statements were issued. Accordingly, the Company has added the following sentence to the Subsequent Event footnote on pages F-20 and F-36 as follows:

NOTE 13 —SUBSEQUENT EVENTS

Management has considered subsequent events through August 1, 2017, which was the date these consolidated financial statements were reissued.

NOTE 13 —SUBSEQUENT EVENTS

Management has considered subsequent events through August 1, 2017, which was the date these interim unaudited consolidated financial statements were reissued.

* * *

Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Silong Chen

Silong Chen

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